Newsrelease

06014590

RECEIVED

2006 JUN 22 P 1:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

Chairman of NABI Rt.'s Supervisory Board Resigns

NABI Autóbuszipari Rt. ("NABI Rt.") announces that the Chairman of the Supervisory Board, Dr. Zsolt Ősi notified the Board of Directors of his intent to resign. In accordance with the notification, the resignation will come into effect on the day of the next General Meeting of the Company.

Dr. Zsolt Ősi attached the below explanation to his resignation:

"In my opinion, the Supervisory Board membership at a public company limited by shares of an attorney specialized in business law, though lawful, is a permanent source of potential barriers to free practice of law.

SUPPL

I wish to remind everyone that my election to the Supervisory Board was conditional and necessitated in order to maintain the lawful operation of the Company, when the Supervisory Board member nominated by the Board of Directors had failed to explicitly accept and later decidedly refused his nomination. Later on, as a result of the ongoing negotiations with the Creditors, the Company was in such distress that my potential resignation would not be considered "ethical" as it would have incapacitated the otherwise rather intensive operation of the Supervisory Board causing further complications. With the entering into the Asset Transfer Agreement, the distress situation of the Company has been overcome. Since the refusal of the winding up procedure proposed by the Board of Directors has opened a new chapter in the Company's history, I believe that I can now resign from the Chairmanship of the Supervisory Board (which, in my opinion, presents a barrier to my free practice of law) without disrupting the Company's continuous operation."

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu

dlw 6/22

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

RECEIVED
2006 JUN 22 P 1:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

June 15, 2006

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

SUPPL

To Whom it May Concern:

Find attached NABI Rt's invitation to its Extraordinary General Meeting.

Sincerely,

Rita Szalay
NABI Rt.

Attachment:
- EGM invitation

INVITATION TO NABI RT.'S (Exbus Nyrt. company name is under registration)
EXTRAORDINARY MEETING

The Board of Directors of NABI Autobus Industries Company Limited by Shares (Exbus Asset Management Public Company Limited by Shares company name under registration, registered seat: 1165 Budapest, Újszász u. 45., hereinafter the "Company") hereby notifies its honorable shareholders that the Board of Directors has decided to convene an extraordinary general meeting of the Company, to be held at 10:00 a.m. on Tuesday, July 18, 2006.

Venue of the general meeting: Novotel Budaspest Centrum
1088 Budapest, 8th District, Rákóczi út 43-45.

I. Agenda of the general meeting:

1. Report of the Board of Directors on the status of the Company;

2. Amending the Articles pursuant to Act IV of 2006 and with regard to the announcement places;

3. Election of new members of the Board of Directors;

4. Election of new members of the Supervisory Board;

5. Approval of purchases of quotas in limited liability companies producing car accessories on nominal value;

6. The conditional capital increase in the Company pursuant to a private offering of shares by modifying conditionally the Articles and appointing the person authorized to receive the newly issued shares.

    6.1 The method of the capital increase: private offering of newly issued shares.

    6.2 The planned (minimum) amount of the HUF 1,028,179,488 that is One Billion Twenty-eight Million One Hundred and Seventy-nine Thousand Four Hundred and Eighty-eight Hungarian Forints.

    The number, nominal value, seria and method of issuance:

    2,277,788 pieces of new, ordinary dematerialized registered share with a nominal value of HUF 112, that is One Hundred and Twelve Hungarian Forints each representing equal and identical ownership rights as the already issued shares; and

    6,902,386 pieces of new, dematerialized registered shares with a nominal value of HUF 112, that is One Hundred and Twelve Hungarian Forints representing equal and identical ownership rights,

therefore constituting different series of non-voting shares with dividend preference.

6.3 The amended Articles draft including the number, seria, rights incorporated of shares to be issued and their method of issuance, their nominal and issue value and the payment conditions thereof.

1) The General Meeting deletes the content of Section 5 and defines the Section 5 as follows:

"5. Share capital:

HUF 1,546,134,688 that is One Billion Five Hundred and Forty-six Million One Hundred and Thirty-four Thousand Six Hundred and Eighty-eight Hungarian forints."

2) The General Meeting modifies the text of Section 6.1 of the Articles as follows:

"6.1 The share capital consists of 6,902,388 pieces new, ordinary dematerialized registered shares with a nominal value of HUF 112, that is One Hundred and Twelve Hungarian Forints each representing equal and identical owner rights; and
6,902,386 pieces of new, dematerialized registered shares with a nominal value of HUF 112, that is One Hundred and Twelve Hungarian Forints representing equal and identical ownership rights, therefore constituting different series of non-voting shares with dividend e preference."

3) The General Meeting inserts the following Sections 6.2 and 6.3 into the Articles thus modifying present Section 6.2 and its subsections to 6.4:

"6.2 Different rights incorporated in the dividend preference shares

6.2.1 Dividend preference shares are non-voting shares. The owners of the dividend preference shares are entitled to receive dividend in the first place until they receive annual dividend equal to one tenth of the nominal value of their shares. Above of this value, the dividend payable after the dividend preference shares must not be higher, until the dividend payable after ordinary shares reaches the same amount. If the annual dividend payable after the ordinary shares reaches the amount equal to one tenth of the nominal value of the ordinary

shares, dividend could only be paid in the ratio of the nominal value of the ordinary and dividend preference shares.

6.2.2 *In the absence of after-tax profit, or if the General Meeting does not resolve on dividends in the year, the dividend preference shares do not entitle for dividend and such cases do not revive the voting rights of the shareholders either.*

6.2.3 *Transformation of the dividend preference shares*

(a) *Shareholders owning at least fifty percent of the dividend preference shares may request in writing at any time that the Company to transform not less or not more than fifty percent of all the dividend preference shares owned by them to ordinary shares.*

(b) *After the above transformation all the shareholders owning the remaining dividend preference shares may request in writing at any time that the Company to transform all dividend preference shares to ordinary shares.*

Otherwise, dividend preference shares entitle the owners with same rights incorporated in ordinary shares in the ratio of their nominal value."

6.3 *With regard to the above provisions, the following text will replace automatically section 6.1 of the Articles in the event that a conversion application is submitted pursuant to section 6.2 (a) by the authorized persons to the Board of Directors:*

„6.1 *The registered capital consist of 10,353,581 registered shares with a nominal value of HUF 112 each, which embody equal shareholder rights and form the same series of ordinary, dematerialized shares, and*
3,451,193 registered shares with a nominal value of HUF 112, which embody equal shareholder right and for the same series of dividend preference, non-voting shares."

As a result of the above provisions, section 6.1 of the Articles shall be replaced automatically with the below text and sections 6.2 and 6.3 lose effect and the

numbering of the other provisions shall be adjusted accordingly in the event that a conversion application is submitted pursuant to section 6.2 (b) by the authorized persons to the Board of Directors:

"6.1 The registered capital consist of 13,804,774 registered shares with a nominal value of HUF 112 each, which embody equal shareholder rights and form the same series of ordinary, dematerialized shares."

In this event the board of directors is obliged to have the change in the composition of the share capital registered in the corporate register and make all other necessary steps in relation to this."

The new shares shall be issued at nominal value and shall be paid up in accordance with section 6.5 of the Articles, as cited below:

"6.5 In the event the General Meeting or, as the case may be, the Board of Directors of the Company approves a share capital increase by way of issuance of new shares, the contribution shall be due in accordance with a timetable established by the General Meeting or, as the case may be, the Board of Directors in accordance with applicable legal rules. In the event that the person who declared his/her intention to purchase the shares or subscribed shares fails to provide his/her undertaken contribution in accordance with such timetable, the Board of Directors shall notify such shareholder, which notice shall request payment of his/her contribution within 30 days, and shall inform the shareholder that failure to do so will result in termination of the shareholders' legal relationship with the Company. The shareholder whose legal relationship has been terminated this way shall be liable in accordance with the general rules of civil law on damages caused to the Company by his/her failure to provide the contribution."

II. Pursuant to Section 13.1 of the Articles of Association, the general meeting shall have a quorum if the attending shareholders or their authorized representatives represent more than half of the share capital, which carries with it a right to vote. The shareholders may attend the general meeting either personally or by a representative or an attorney-in-fact acting on their behalf. The document constituting such representation right must be handed over to the representative of the Company in the form of a public document or a fully

verifiable private document with full probative force no later than at the commencement of the general meeting.

III. Pursuant to Section 13.3 of the Articles of Association, those shareholders whose names are listed in the Register of Shares on the turning day of the process for verifying the shareholders and their holdings that precedes the general meeting and possesses the appropriate securities account extract defined in Section 7.4 of the Articles of Association shall have the right to attend the general meeting and vote. The Board of Directors of the Company provides the appropriate means of voting per share for the shareholders.

IV. Pursuant to Section 13.7 of the Articles of Association, one dematerialized registered ordinary share of HUF 112 entitles the respective shareholder to exercise one vote.

V. We request the honourable shareholders to appear at the place of the general meeting one hour before the announced opening time of the general meeting for the purpose of registering the presence of the shareholders and the delivery of the voting appliances. The general meeting shall vote by open ballot. We kindly request the shareholders to report for registration in a timely manner. The Board of Directors will accept applications for registration only up to the closing of the attendance list. After the closing of the attendance list, those shareholders and representatives not appearing on the attendance list are entitled to participate at the general meeting but cannot exercise their voting rights.

VI. The proposals for the agenda of the general meeting will be made available at the Company's registered seat or on the web site of the Company at www.nabi.hu, and on the web site of the Budapest Stock Exchange ("BSE") at www.bet.hu after the later of July 4, 2006 or, as they become available.

VII. Pursuant to Section 13.2 of the Articles of Association, if the general meeting has no quorum at the latest 30 minutes after its set time, the re-convened general meeting will be held with the same agenda and at the same place at 10:30 p.m. on July 18, 2006. Such re-convened general meeting will have a quorum regardless of the number of attending shareholders.

Budapest, June 15, 2006

Board of Directors of NABI Bus Industries Rt.